February 18, 2011

Ms. Jessica Kane
Securities and Exchange Commission,
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-3561

Re:	Power of the Dream Ventures, Inc.
Amendment No.1 to Form 10-K for the
Fiscal Year Ended December 31, 2009
Filed November 5, 2010
Amendment No.3 to Form 1O-Q for the
Fiscal Quarter Ended March 31, 2010
Filed December 23, 2010
Amendment No.2 to Form 1O-Q for the
Fiscal Quarter Ended June 30, 2010
Filed November 29, 2010
Form 1O-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 000-52289

Dear Ms. Kane:

As Power of the Dream Ventures, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), our  responses to the comments set forth in the Staff’s letter to the Company, dated February 8, 2011 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the enclosed submission.

Amendment No. I to Form 10-K for the Fiscal Year Ended December 31, 2009

Summary Compensation Table, page 30

1.
We have reviewed your response to comment one from our letter dated January 11, 2011. For financial statement purposes and as previously requested, please help us understand why you believe calculating the fair value of shares at the vesting date instead of the grant date is in accordance with FASB ASC 718. In doing so, please clarify whether there are any market, performance, or service conditions included in your restricted stock agreements. If you have not followed the guidance set forth in FASB ASC 718 for recognizing and measuring share-based compensation in your financial statements, please provide us with your materiality analysis under SAB Topic 1:M explaining how you determined that the error related to each prior period was immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB Topic 1:M and any other relevant qualitative factors.

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

Response to Comment 1:

As it is disclosed in the financial statements (footnote 8) included in our 12/31/09 10-K, the fair value of the share based awards  issued in 2007 and 2009 was calculated  at the grant date (and not the vesting date) in accordance with FASB ASC 718. As the shares  vested over time and there were no market, performance or service conditions (other than the passage of time), they were expensed over the vesting period based on  the fair value determined at the grant date.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at +36-1-456-6061 or via my cellular phone on +36-20-944-3748.

Sincerely,

/s/ Ildiko Rozsa
Ildiko Rozsa
Chief Financial Officer

cc:	Viktor Rozsnyay